Exhibit 99.3

Certain information have been excluded from this exhibit because they are both (i) not material and (ii) the type that the registrant treats as private or confidential. The excluded information is indicated by brackets containing asterisks ("[***]"). The registrant will furnish supplementally a copy of any excluded information to the Securities and Exchange Commission upon request.

Dated as of July 13, 2026
GC CUSTOMER VALUE ARRANGER, LLC, as Arranger, on behalf of the Investors, IM8 (US) LLC, as Investment Recipient, IM8 LIMITED, as a Guarantor, and PRENETICS LIMITED, as a Guarantor
MASTER GUARANTEE AGREEMENT

TABLE OF CONTENTS
Page
Section 1.    Definitions    1
1.01Definition of Terms Used Herein Generally    1
1.02Definition of Certain Terms Used Herein    1
1.03Definitions and Construction    2
Section 2.    Guarantee    2
Section 3.    Guaranteed Obligations Not Waived    3
Section 4.    Guarantee of Payment    3
Section 5.    No Discharge or Diminishment of Guarantee    3
Section 6.    Defenses Waived    4
Section 7.    Agreement To Pay; Contribution; Subrogation    4
Section 8.    Information    5
Section 9.    Representations and Warranties in Customer Investment Agreement    5
Section 10.    Covenants in Customer Investment Agreement    5
Section 11.    Payment Free and Clear of Taxes    5
Section 12.    Overdue Amounts    6
Section 13.    Right of Setoff    6
Section 14.    Reinstatement    6
Section 15.    Termination    6
Section 16.    Miscellaneous    6
1.01Notices    7
1.02Counterparts; Effectiveness    8
1.03Headings    8
1.04No Strict Construction    8
1.05Severability    8
1.06Survival of Agreement    8
1.07Binding Effect    8
1.08Waivers, Amendments    9
1.09Judgment Currency………………………………………………………………...9
1.10Governing Law; Jurisdiction; Etc……………………………………………… 10
1.11Third Party Beneficiary    …10

This MASTER GUARANTEE AGREEMENT (this "Agreement") is entered into as of July 13, 2026, by and among IM8 (US) LLC, a Delaware limited liability company ("Investment Recipient"), IM8 LIMITED, a private company limited by shares incorporated under the laws of Hong Kong ("IM8 Guarantor"), PRENETICS LIMITED, a private company limited by shares incorporated under the laws of Hong Kong (the "Prenetics Guarantor" and together with IM8 Guarantor, the "Guarantors" and each, a "Guarantor"), and GC CUSTOMER VALUE ARRANGER, LLC, a Delaware limited liability company, as arranger (in such capacity, together with its successors and assigns in such capacity, the "Arranger"), on behalf of certain funds and accounts specified as "Investors" and listed in Schedule C of the Customer Investment Agreement, as amended from time to time (the "Investors").
WHEREAS, the Investment Recipient and the Arranger have entered into that certain Customer Investment Agreement, dated as of the date hereof (as amended, supplemented, restated or otherwise modified and in effect from time to time, the "Customer Investment Agreement"), pursuant to which, among other things, the Arranger has agreed to facilitate funding to the Investment Recipient; and
WHEREAS, in order to guarantee the Guaranteed Obligations, each Guarantor has agreed to execute and deliver to the Arranger a guarantee agreement in substantially the form hereof.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Section 1.    Definitions.
1.01Definition of Terms Used Herein Generally. All capitalized terms used but not defined herein shall have the meanings specified in the Customer Investment Agreement.
1.02Definition of Certain Terms Used Herein. As used herein, the following terms shall have the following meanings:
"Bankruptcy Code" means Title 11 of the United States Code, now or hereafter in effect, as amended, or any successor thereto.
"Bankruptcy Laws" means the Bankruptcy Code, the Bankruptcy Ordinance (Cap. 6 of the Laws of Hong Kong), the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), and all other liquidation, provisional liquidation, bankruptcy, assignment for the benefit of creditors, moratorium, scheme of arrangement, receivership, insolvency, reorganization, winding up or similar debtor relief laws of the United States, Hong Kong or other applicable foreign laws.
"Guaranteed Obligations" means the due and punctual payment of all amounts, and all obligations, covenants and duties, owing by the Investment Recipient to the Arranger, on behalf of the relevant Investors, arising under or otherwise related to the Customer Investment Agreement. The term “Guaranteed Obligations” shall include any and all reimbursement obligations, fees, indemnities, costs, expenses or otherwise (including all reasonable and documented fees and disbursements of counsel to the Arranger or the Investors that are required to be paid by the Investment Recipient pursuant to the terms of the Customer Investment Agreement or any other Program Document), and shall include all other obligations of the Investment Recipient under the Customer Investment Agreement, interest and fees that accrue after the commencement by or against the Investment Recipient or any Affiliate thereof of any proceeding under any Bankruptcy Laws naming such Person as the debtor in such proceeding regardless of whether such interest, fees and amounts are allowed or allowable in such proceeding.
"Guarantor" has the meaning set forth in the preamble hereof. Additional Guarantors may be added to this Agreement after the date hereof by executing a joinder agreement substantially in the form of Exhibit A hereto.
[***]
1.03Definitions and Construction. The rules of interpretation specified in Section 1.2 of the Customer Investment Agreement shall be applicable to this Agreement, mutatis mutandis. References to “Sections”, “Exhibits”, and “Schedules” shall be to Sections, Exhibits and Schedules, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in this Section 1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference. All references to statutes and related regulations shall include (unless otherwise specifically provided herein) any amendments of same and any successor statutes and regulations.
Section 2.    Guarantee.
(a)Each Guarantor unconditionally guarantees to the Arranger, for the ratable benefit of Investors, jointly and severally, each as a primary obligor and not merely as a surety, the payment and performance of the Guaranteed Obligations when arising (whether at the stated maturity, acceleration or otherwise). Guarantors further agree that the Guaranteed Obligations may be increased, extended or renewed, subject to the respective provisions of the Customer Investment Agreement, in whole or in part, without notice to or further assent from Guarantors, and that each Guarantor will remain bound upon its guarantee notwithstanding any increase, extension or renewal of any Guaranteed Obligation.
(b)Each Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against any Guarantor and without notice to or further assent by any Guarantor, any demand for payment of any of the Guaranteed Obligations made by the Arranger or any Investor may be rescinded by the Arranger or such Investor and any of the Guaranteed Obligations continued, and the Guaranteed Obligations, or the liability of any other person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by the Arranger or any Investor, and the Customer Investment Agreement, and any other documents executed and delivered in connection therewith may be amended, amended and restated, supplemented or otherwise modified or terminated, in whole or in part, as the Arranger (or the Investors) may deem advisable from time to time, in each case, in accordance with the terms thereof, and any collateral security, guarantee or right of offset at any time held by the Arranger or any Investor for the payment of the Guaranteed Obligations may be sold, exchanged, waived, surrendered or released.

Section 3.    Guaranteed Obligations Not Waived. Guarantors waive presentment to, demand of payment from and protest to the Investment Recipient of any of the Guaranteed Obligations and also waive notice of acceptance of their guarantee and notice of protest for nonpayment. For these purposes, Guarantors expressly waive any benefit of execution and benefit of division that may be applicable and, hence, the Arranger may directly demand payment (whether partially or in full) from any or all Guarantors.
Section 4.    Guarantee of Payment. Guarantors further agree that the guarantee hereunder constitutes a guarantee of payment and not of collection.
Section 5.    No Discharge or Diminishment of Guarantee. The obligations of Guarantors hereunder shall not be subject to any reduction, limitation, impairment, or termination, including any claim of waiver, release, surrender, alteration, or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment, or termination; provided, however, that nothing in this Agreement shall be construed to waive any Guarantor's right to assert as a defense: (i) the actual payment or performance in full of the Guaranteed Obligations, (ii) the expiration or termination of this Agreement in accordance with its terms, or (iii) the discharge or release of such Guarantor pursuant to any express provision of this Agreement or the Customer Investment Agreement. Without limiting the generality of the foregoing, the obligations of Guarantors hereunder, to the fullest extent permitted by applicable Law, shall not be discharged or impaired or otherwise affected by, and each Guarantor hereby waives any defense to the enforcement hereof by reason of:
(a)the failure of the Arranger to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Customer Investment Agreement or otherwise;
(b)any rescission, waiver, amendment, or modification of, or any release from any of the terms or provisions of, the Customer Investment Agreement or any other agreement;
(c)any default, failure, or delay, willful or otherwise, in the performance of the Guaranteed Obligations;
(d)any other act or omission that may or might in any manner or to any extent vary the risk of a Guarantor or otherwise operate as a discharge of a Guarantor as a matter of law or equity (other than the payment in full in cash or immediately available funds of all the Guaranteed Obligations);

(e)any illegality, lack of validity, or enforceability of any Guaranteed Obligation;
(f)to the fullest extent permitted by applicable Law, any change in the corporate existence, structure, or ownership of any Guarantor or the Investment Recipient, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Investment Recipient or any assets of any Guarantor or any resulting release or discharge of any Guaranteed Obligation;
(g)the existence of any claim, set-off, or other rights that a Guarantor may have at any time against the Arranger, Investors or any other person, whether in connection herewith or any unrelated transactions; provided that nothing herein will prevent the assertion of any such claim by separate suit or compulsory counterclaim; or
(h)any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Arranger or Investors that might otherwise constitute a defense to, or a legal or equitable discharge of, any Guarantor, the Investment Recipient or any other guarantor or surety.
Section 6.    Defenses Waived. To the fullest extent permitted by applicable Law, each Guarantor waives any defense based on or arising out of any defense of the Investment Recipient or the unenforceability of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Investment Recipient. The Arranger may, at its election, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with the Investment Recipient or exercise any other right or remedy available to them against the Investment Recipient, without affecting or impairing in any way the liability of any Guarantor hereunder. To the fullest extent permitted by applicable Law, each Guarantor waives any defense arising out of any such election even though such election operates, pursuant to applicable Law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against the Investment Recipient, as the case may be.
Section 7.    Agreement To Pay; Subrogation.
(a)In furtherance of the foregoing provisions of this Agreement and not in limitation of any other right that the Arranger has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Investment Recipient to pay or perform any Guaranteed Obligation when and as the same shall become due, each Guarantor hereby promises to and will forthwith pay in cash or perform, or cause to be paid in cash or performed, to the Arranger, collectively, such unpaid or unperformed Guaranteed Obligations upon written demand. Each Guarantor hereby agrees to make any such payment of its portion of unpaid Guaranteed Obligations in United States dollars within [***] Business Days of such payment becoming due under the Customer Investment Agreement, it being understood that such Guarantor's obligation to make any such payment of the Guaranteed Obligations hereunder shall not be due earlier than the date that is [***] Business Days after the date on which such Guaranteed Obligations are due to be paid by the Investment Recipient under the Customer Investment Agreement.

(b)Upon payment by Guarantors of any sums to the Arranger, all rights of Guarantors against the Investment Recipient arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity, or otherwise shall in all respects be subordinate and junior in right of payment and priority to the prior indefeasible payment in full in cash of all the Guaranteed Obligations to satisfaction of the Arranger. In addition, any indebtedness of the Investment Recipient now or hereafter held by any Guarantor is hereby subordinated in right of payment and priority to the prior indefeasible payment in full of the Guaranteed Obligations during the existence of a Cancellation Event, from and after the Arranger demands payment in full of the applicable Investors' Outstanding Investor Share pursuant to Section 2.2(c) of the Customer Investment Agreement. If any amount shall erroneously be paid to a Guarantor on account of (x) such subrogation, contribution, reimbursement, indemnity, or similar right, or (y) any such indebtedness of the Investment Recipient or otherwise in contravention of this Agreement, such amount shall be paid, and otherwise transferred to, the Arranger to be credited against the payment of the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms of this Agreement.
Section 8.    Information. Each Guarantor assumes all responsibility for being and keeping itself informed of the financial condition and assets of the Investment Recipient, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Guarantor assumes and incurs hereunder, and agrees that none of the Arranger or Investors will have any duty to advise any Guarantor of information known to it or any of them regarding such circumstances or risks. This Agreement constitutes a subordination agreement pursuant to Section 510(a) of the Bankruptcy Code.
Section 9.    Representations and Warranties in Customer Investment Agreement. On the date hereof, each Investment Funding Date and each Disbursement Date, each Guarantor hereby is deemed to make such representations and warranties made by the Guarantors pursuant to Section 4 in the Customer Investment Agreement, and all such representations and warranties are true and correct in all material respects (except where such representations and warranties are already qualified by a materiality or a Material Adverse Change standard, then in all respects). Each Guarantor further represents and warrants to the Arranger and the Investors that: (a) the execution and delivery of this Agreement does not violate any provision of such Guarantor's operating agreement or bylaws, as applicable, or any prior contractual obligation, undertaking, requirement, duty, or statutory obligation of the respective Guarantor; (b) it has full power and authority to execute and deliver this Agreement; and (c) all necessary company or corporate actions, as applicable, have been taken to authorize the entry into this Agreement and the guarantee granted herein in Section 2 hereof.
Section 10.    Covenants in Customer Investment Agreement. Each Guarantor covenants and agrees that, at all times during which such Guarantor shall be a party to this Agreement, it will perform and observe, and cause the Investment Recipient to perform and observe all of the terms, covenants, and agreements set forth in the Customer Investment Agreement that are required to be performed or observed by the Investment Recipient or a Guarantor, or that the Investment Recipient has agreed to cause to be, performed or observed by any Guarantor. Without limiting the foregoing, each provision of Section 5 (Covenants of Group Companies) of the Customer Investment Agreement shall apply to each Guarantor.
Section 11.    Payment Free and Clear of Taxes. Each Guarantor will jointly and severally indemnify the Arranger and Investors for (i) taxes withheld or deducted from payments on an Invested Receivable whether by the related Customer, (ii) any taxes payable by the Investment Recipient pursuant to Section 4.7, Section 5.9 or Section 10 of the Customer Investment Agreement and (iii) costs, expenses and reasonable and documented fees of counsel selected by the Arranger in defending against the same, whether arising by reasons of the acts to be performed by the Investment Recipient under the Customer Investment Agreement or otherwise.
Section 12.    Overdue Amounts. All amounts due and payable by a Guarantor hereunder shall constitute Guaranteed Obligations and, whether before or after judgment, shall bear interest until paid at a rate per annum equal to the Default Rate consistent with the Customer Investment Agreement.
Section 13.    Right of Setoff. If (a) a Cancellation Event shall have occurred and be continuing and (b) the Arranger demands payment in full of the applicable Investors’ Outstanding Investor Share pursuant to Section 2.2(c) of the Customer Investment Agreement and such amounts remain outstanding, Investors and each of their respective Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by the Arranger, Investors or any such Affiliate to or for the credit or the account of a Guarantor against any and all of the obligations of any Guarantor now or hereafter existing under this Agreement or the Customer Investment Agreement to the Arranger or the Investors. The Arranger shall provide each affected Guarantor with at least one (1) Business Day's prior written notice of its intention to exercise any right of setoff hereunder, specifying the amounts to be set off. The rights of the Arranger, Investors, and their Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that the Arranger, Investors, or their Affiliates may have.
Section 14.    Reinstatement. Notwithstanding the provisions of Section 15, the obligations of each Guarantor pursuant to this Agreement shall continue to be effective or automatically be reinstated, as the case may be, if at any time payment or recovery of any of the Guaranteed Obligations is rescinded or otherwise must be restored or returned by the Arranger or Investors, including pursuant to the insolvency, bankruptcy, dissolution, liquidation, reorganization, or equivalent process of such Guarantor or any other obligor or otherwise, all as though such payment or recovery had not been made.
Section 15.    Termination.
(a)     This Agreement shall terminate in respect of the Guarantors and the Guarantors shall be deemed released of all Guaranteed Obligations when the Guaranteed Obligations have been irrevocably, unconditionally and indefeasibly paid in full to satisfaction of Arranger, no

Guaranteed Obligations remain outstanding, and the Customer Investment Agreement has been terminated pursuant to the terms thereof.
(b)     [***]
Section 16.    Miscellaneous.
1.01Notices. All communications and notices hereunder shall be in writing and given (a) to the Arranger, as provided in Section 12 of the Customer Investment Agreement, and (b) to the Investment Recipient and the Guarantors at the address set forth below, unless a different address is provided under the signature block in the Guarantee Joinder for such Guarantor:

If to Investment Recipient:

IM8 (US) LLC
c/o Prenetics Limited
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
Email: [***]

If to Guarantors:

Prenetics Limited
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
Email: [***]

and:

IM8 Limited
c/o Prenetics Limited
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
Email: [***]

1.02Counterparts; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement shall become effective when it shall have been executed by the parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement, including PDF signatures attached to an email or by any other electronic signature method (including, without limitation, DocuSign and AdobeSign), and such PDF or other electronic record will, for all purposes, be deemed to be the original signature of each party whose signature it reproduces, and will be binding upon such party.
1.03Headings. Section and subsection headings in this Agreement are included for convenience of reference only and shall not affect the interpretation of this Agreement.
1.04Jointly Drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
1.05Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, (a) the legality, validity, and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby, and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid, or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid, or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
1.06Survival of Agreement. All covenants, agreements, representations, and warranties made by each Guarantor herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the Arranger and Investors and shall survive the execution and delivery of the Customer Investment Agreement and the advance of all extensions of credit contemplated thereby, regardless of any investigation made by the Arranger or Investors or on their behalf and notwithstanding that the Arranger or Investors may have had notice or knowledge of (a) any Cancellation Event or (b) the Arranger demanding payment in full of the applicable Investors' Outstanding Investor Share pursuant to Section 2.2(c) of the Customer Investment Agreement, and shall continue in full force and effect until this Agreement shall terminate (or thereafter to the extent provided herein).
1.07Binding Effect. This Agreement is binding upon each Guarantor and its respective successors and assigns, and shall inure to the benefit of such Guarantor, except that no Guarantor shall have any right to assign or transfer its rights or obligations hereunder or any interest herein (and any such assignment or transfer shall be void) except as expressly contemplated by this Agreement or the Customer Investment Agreement.
1.08Waivers; Amendments.
(a)No failure or delay of the Arranger in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Arranger and Investors under the Customer Investment Agreement are cumulative and are not exclusive of any rights or remedies that any of them would otherwise have. No waiver of any provisions of this Agreement or consent to any departure by a Guarantor therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on a Guarantor, in any case, shall entitle such Guarantor to any other or further notice or demand in similar or other circumstances.
(b)Neither this Agreement nor any provision hereof may be waived, amended, or modified except pursuant to an agreement or agreements in writing entered into by the Arranger and each Guarantor.
1.09Judgment Currency.
(a)All obligations of the Guarantors hereunder to make payments are required to be made in United States dollars (the "Obligation Currency"), and shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery, upon conversion, results in the effective receipt by the related Investor of the full amount of the Obligation Currency expressed to be payable to such Investor under this Agreement. If for the purpose of obtaining or enforcing judgment against any Guarantor in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency (the "Judgment Currency") the conversion shall be made at the rate of exchange (as quoted by the Arranger or if the Arranger fails to quote a rate of exchange on such currency, by an internationally known and reputable dealer in such currency designated by the Arranger) determined, in each case, as of the Business Day on which the judgment is given (the "Judgment Currency Conversion Date").
(b)If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, each Guarantor covenants to pay or cause to be paid, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will convert to the amount of the Obligation Currency which would have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.
(c)For purposes of determining the rate of exchange under this Section 16.09, such amounts shall include any premium and costs payable in connection with the purchase of the Obligation Currency.
1.10Governing Law; Jurisdiction; Etc.
(a)This Agreement shall be governed by the Laws of the State of New York, without giving effect to conflict of laws principles that would require the application of the Law of any other jurisdiction.

(b)Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any federal court of the United States, or New York state court if required by Law, sitting in the Borough of Manhattan, New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment. Each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such federal court or New York State court to the extent required by Law to be heard in such state court. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any federal court located in the Borough of Manhattan. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of inconvenient forum to the maintenance of such action or proceeding in any such court.
(c)EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT THAT SUCH PERSON MAY HAVE TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS.
1.11Third-Party Beneficiary. Each Investor shall be an intended third-party beneficiary of this Agreement entitled to enforce the Agreement as though it were a party hereto, in each case at the direction of Investors holding a majority of the then outstanding Investment Amount.

IN WITNESS WHEREOF, intending to be legally bound, each party hereto has caused this Agreement to be duly executed as of the date first above written.

IM8 (US) LLC, as an Investment Recipient
By:
Name:
Title:
IM8 LIMITED, as a Guarantor
By:
Name:
Title:
PRENETICS LIMITED, as a Guarantor
By:
Name: Title:

Signature Page to Master Guarantee Agreement

GC CUSTOMER VALUE ARRANGER, LLC,
as Arranger

By: General Catalyst Group Management LLC,
its Manager

By: ______________________________________
Name:
Title:

Signature Page to Master Guarantee Agreement

Signature Page to Master Guarantee Agreement

Exhibit A
FORM OF GUARANTEE JOINDER TO MASTER GUARANTEE AGREEMENT
THIS JOINDER TO MASTER GUARANTEE AGREEMENT (“Guarantee Joinder”) is made as of [    ], 20[ ], by [    ] (“New Guarantor”) in accordance with the Guarantee (as defined below).
1.Reference is made to that certain Master Guarantee Agreement, dated July 13, 2026 (as amended, modified, restated, replaced or supplemented from time to time, the “Guarantee”), among GC CUSTOMER VALUE ARRANGER, LLC, a Delaware limited liability company, as Arranger, IM8 (US) LLC, a Delaware limited liability company, as Investment Recipient, IM8 LIMITED, a private company limited by shares incorporated under the laws of Hong Kong, as a Guarantor, and PRENETICS LIMITED, a private company limited by shares incorporated under the laws of Hong Kong, as a Guarantor. Capitalized terms used herein and not otherwise defined shall have the meanings given such terms in the Guarantee.
2.New Guarantor hereby acknowledges, agrees and confirms that, by its execution of this Guarantee Joinder, it shall become a party to the Guarantee as a Guarantor thereunder, and shall be fully bound by and subject to, all the terms, conditions and covenants of a Guarantor set forth in the Guarantee as though an original party thereto.
3.This Guarantee Joinder shall be governed by and interpreted in accordance with the laws of the State of New York without regard to principles of conflict of laws that would cause the application of laws of any other jurisdiction.

(Remainder of page intentionally blank)

IN WITNESS WHEREOF, the New Guarantor has executed this Guarantee Joinder as of the date first written above and hereby authorizes this signature page to be attached as a counterpart of the Guarantee.

[NEW GUARANTOR], as a Guarantor
By: ______________________________________
Name:
Title:

[NEW GUARANTOR ADDRESS]